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AMERICA • ASIA PACIFIC • EUROPE	ANDREA.REED@SIDLEY.COM

April 7, 2025

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Joshua Gorsky; Joe McCann

Re:	Opus Genetics, Inc.
Registration Statement on Form S-3
Filed February 18, 2025
File No. 333-285038

Dear Messrs. Gorsky and McCann,

Opus Genetics, Inc. (referred to herein as “we,” “our,” “us,” or the “Company”) is in receipt of your letter dated February 26, 2025 regarding the Company’s Form S-3 filed February 18, 2025 (the “Registration Statement”).  This letter sets forth the response of the Company to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”).  For your convenience, each response is prefaced with the exact text of the corresponding comment from the Staff in italicized text.  On April 7, 2025, the Company filed an amendment to the Registration Statement (the “Amendment”). Capitalized terms used herein and not otherwise defined have the same meaning as set forth in the Amendment.

Registration Statement on Form S-3

Cover Page

1.   Comment:

We note your disclosure on the cover page that this prospectus relates to “the issuance by [you] of up to 19,382,437 shares of [y]our common stock” and that you will “not receive any proceeds from the issuance or sale of shares of Common Stock pursuant to this prospectus.” Please revise your cover page to clarify that this offering relates to a resale of shares of common stock by the selling securityholders.

Securities and Exchange Commission
April 7, 2025

Response:

The Company acknowledges the Staff’s comment and has revised the cover page of the Amendment accordingly to clarify that the offering covered thereby relates only to a resale of Common Stock by the selling securityholders.

The original reference to the issuance of Common Stock on the cover page of the Registration Statement was related to the anticipated issuance of Common Stock upon conversion of the shares of Series A Non-Voting Convertible Preferred Stock, such conversion being subject to and contingent upon the affirmative vote of holders of a majority of shares of Common Stock present or represented and entitled to vote at a meeting of stockholders of the Company.

2.   Comment:

Please revise to include financial statements for the fiscal year ended December 31, 2024 or advise.

Response:

The Company acknowledges the Staff’s comment and has included financial statements for the fiscal year ended December 31, 2024 in the Amendment by incorporating the Company’s Annual Report on Form 10-K covering such period by reference.

Please direct any questions or comments regarding the foregoing to me at (312) 853-7881.

Sincerely,

/s/ Andrea Reed
Andrea Reed

cc:	George Magrath, Chief Executive Officer, Opus Genetics, Inc.